UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated March 31, 2015

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓        Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Company")

**SIBANYE REPORTS POSITIVE INITIAL RESULTS FROM DMR MINING CHARTER AUDIT**

**Westonaria, 31 March 2015**: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) is pleased to report that it has completed the Department of Mineral Resources' (DMR) web-based Mining Charter template. After initial calibration and rounding off, all of Sibanye's operations have achieved top quartile scores for the three years up to and including 2014. Sibanye's operations therefore fall into the "Excellent Performance" category as per the DMR's electronic based scorecard.

With regard to the black economic empowerment (BEE) ownership component, Sibanye is confident that it exceeds the 26% requirement and has received legal opinion which supports its position.

"We welcome the collaborative approach adopted by the Department of Mineral Resources (DMR) and that it has agreed with the mining industry to approach the courts in order to achieve certainty on the principle of continuing consequences, via a declaratory order. We have made significant effort to ensure we are fully compliant with the letter and more importantly, the spirit of the Mining Charter, and I am pleased with what we have achieved and look forward to further direct engagement with the DMR," said Neal Froneman, CEO of Sibanye.

"Sibanye makes a meaningful contribution to the South African economy through its activities, and continues to be one of the largest employers in the country. We have embraced transformation and will continue to contribute to the development and upliftment of our communities and employees. Moreover, there has been meaningful and tangible value transferred to our BEE partners and employees through equity ownership and employee share ownership schemes. As a leading South African company we are committed to investing for a sustainable future in the country, for the future benefit of all of our stakeholders" concluded Froneman.

ENDS


Contact

James Wellsted
SVP Investor Relations

Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye's estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 31, 2015

By:        /s/ Charl Keyter

Name:      Charl Keyter
Title:     Chief Financial Officer